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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Contents

1.

Press release of Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE:CX), dated January 31, 2017, announcing that one of its subsidiaries in the U.S. has closed the divestment of its U.S. Reinforced Concrete Pipe Manufacturing Business to Quikrete Holdings, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.

(Registrant)

Date:	January 31, 2017	By:	/s/ Rafael Garza

			Name:	Rafael Garza
			Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.

Press release of Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE:CX), dated January 31, 2017, announcing that one of its subsidiaries in the U.S. has closed the divestment of its U.S. Reinforced Concrete Pipe Manufacturing Business to Quikrete Holdings, Inc.